UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On January 16, 2024, Sono Group N.V. (the “Company”) convened an extraordinary general meeting of shareholders to be held on January 31, 2024 (the “EGM”). Exhibit 99.1 attached hereto includes a copy of the convening notice, including the agenda (the “Agenda”) and explanatory notes, for the EGM. Exhibit 99.2 attached hereto includes a copy of the voting proxy for the EGM.

As previously disclosed, the Company and Sono Motors GmbH, the sole subsidiary of the Company. (“Sono GmbH”), entered into investment-related agreements (the “Agreements”) with YA II PN, Ltd. (“Yorkville”) in November 2023. The Agreements contemplate the implementation of certain corporate measures as well as changes in the management and supervisory boards of the Company in connection with the planned investment by Yorkville. Proposals relating to these matters have been included in the Agenda. For more information on the proposals and additional information related thereto, see Exhibit 99.1.

Additional information and background on the planned investment by Yorkville and the respective self-administration proceedings of the Company and Sono GmbH may be found in the Company’s Form 6-Ks submitted to the SEC on May 15, 2023, May 22, 2023, June 12, 2023, September 7, 2023, September 29, 2023, October 30, 2023, November 27, 2023, December 14, 2023 and in the Company’s Form 20-F for the year ended December 31, 2022.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit	Description of Exhibit

99.1	Convening Notice, including Agenda and Explanatory Notes

99.2	Voting Proxy

99.3	Proposed amendment of the Company’s articles of association (reverse share split and capital reduction) (English translation)

99.4	Wording of each proposed amendment of the Company’s articles of association (authorized capital) (English translation)

99.5	Proposed amended Compensation Policy for managing directors

99.6	Proposed amendment of the Company’s articles of association (deleting majority shareholder rights) (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: January 16, 2024